# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARLSMED, INC., CIK 0001794546
CUSIP: 14280C105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1800 Aston Ave, Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001997306

## Reporting persons
- B Capital Global Growth III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,013,839; shared voting power 0; sole dispositive power 5,013,839; shared dispositive power 0; aggregate amount beneficially owned 5,013,839 (18.9% of the class)
- B Capital Healthcare I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,376,472; shared voting power 0; sole dispositive power 2,376,472; shared dispositive power 0; aggregate amount beneficially owned 2,376,472 (8.9% of the class)
- B CAPITAL GROUP MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 7,390,311; shared voting power 0; sole dispositive power 7,390,311; shared dispositive power 0; aggregate amount beneficially owned 7,390,311 (27.8% of the class)
- Hornet Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 931,452; shared voting power 0; sole dispositive power 931,452; shared dispositive power 0; aggregate amount beneficially owned 931,452 (3.5% of the class)
- Hornet Co-Invest Investors, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 931,452; shared voting power 0; sole dispositive power 931,452; shared dispositive power 0; aggregate amount beneficially owned 931,452 (3.5% of the class)

## Item 1. Issuer
Name of issuer: CARLSMED, INC.
Address of issuer's principal executive offices: 1800 Aston Ave, Suite 100, Carlsbad, CA 92008

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) B Capital Global Growth III, L.P. ("Growth III"), (ii) B Capital Healthcare I, L.P. ("Healthcare I"), (iii) B Capital Group Management, L.P. ("B Capital"), (iv) Hornet Co-Invest, L.P. ("Hornet Co-Invest") and (v) Hornet Co-Invest Investors, Ltd. ("Hornet UGP"). The foregoing are sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1240 Rosecrans Ave., 5th Floor, Manhattan Beach, CA 90266.
Citizenship: Each of the Reporting Persons is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Growth III directly owns 5,013,839 shares of Common Stock, representing approximately 18.9% of the outstanding Common Stock of the Issuer; Healthcare I directly owns 2,376,472 shares of Common Stock, representing approximately 8.9% of the outstanding Common Stock of the Issuer; and Hornet Co-Invest directly owns 931,452 shares of Common Stock, representing approximately 3.5% of the outstanding Common Stock of the Issuer. B Capital, as the manager of Growth III and Healthcare I, may be deemed to beneficially own the 7,390,311 shares of Common Stock held directly by such funds, representing approximately 27.8% of the outstanding Common Stock of the Issuer. Hornet UGP, as the ultimate general partner of Hornet Co-Invest, may be deemed to beneficially own the 931,452 shares of Common Stock held directly by Hornet Co-Invest, representing approximately 3.5% of the outstanding Common Stock of the Issuer.
Percent of class: See Item 4(a). The percent of class is based upon 26,581,134 shares of Common Stock outstanding as of August 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 28, 2025.
Sole power to vote or to direct the vote:
Growth III: 5,013,839 shares of Common Stock
Healthcare I: 2,376,472 shares of Common Stock
B Capital: 7,390,311 shares of Common Stock
Hornet Co-Invest: 931,452 shares of Common Stock
Hornet UGP: 931,452 shares of Common Stock
Shared power to vote or to direct the vote: Not applicable.
Sole power to dispose or to direct the disposition:
Growth III: 5,013,839 shares of Common Stock
Healthcare I: 2,376,472 shares of Common Stock
B Capital: 7,390,311 shares of Common Stock
Hornet Co-Invest: 931,452 shares of Common Stock
Hornet UGP: 931,452 shares of Common Stock
Shared power to dispose or to direct the disposition: Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- B Capital Global Growth III, L.P.: /s/ Rajarshi Ganguly, Rajarshi Ganguly, Authorized Signatory (11/14/2025)
- B Capital Healthcare I, L.P.: /s/ Rajarshi Ganguly, Rajarshi Ganguly, Authorized Signatory (11/14/2025)
- B CAPITAL GROUP MANAGEMENT, L.P.: /s/ Rajarshi Ganguly, Rajarshi Ganguly, Authorized Signatory (11/14/2025)
- Hornet Co-Invest, L.P.: /s/ Rajarshi Ganguly, Rajarshi Ganguly, Authorized Signatory (11/14/2025)
- Hornet Co-Invest Investors, Ltd.: /s/ Rajarshi Ganguly, Rajarshi Ganguly, Authorized Signatory (11/14/2025)